NetSol Technologies, Inc.
24025 Park Sorrento, Suite 410
Calabasas, CA  91302

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NetSol Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 16, 2014
File No. 000-22773

Dear Mr. Krikorian:

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 2. Summary of Significant Accounting Policies

(1) Properties and Equipment, page F-12

1.
Please clarify your disclosures that indicate you capitalize costs incurred in developing internal-use computer software within “Computer equipment and software.” In this respect, explain whether these capitalized costs are included within property and equipment or intangible assets.

Response:

Currently, the Company does not have any capitalized costs related to internal-use software.  If the Company were to develop software for internal-use, the capitalized costs would be recorded as an intangible asset in accordance with ASC 350-40.  The disclosure in our 10-K for the fiscal year ended June 30, 2014, should have been under (K) Intangible Assets.  However, in future filings, we will delete the sentences related to software developed for internal-use as it does not apply.

Note 7. Property, Plant and Equipment, page F-20

2.
Please describe in detail the nature of the computer equipment purchased during fiscal 2014 and 2013. Tell us the estimated useful life over which you depreciate the computer equipment. In addition, quantify the amount of depreciation expense and accumulated depreciation on your computer equipment during fiscal 2014 and 2013.

Response:

The Company intensively uses computers, servers, software and other IT Infrastructure for the product development, testing, demos, deployment, maintenance activities etc. In this regards, the Company needs different types of computers and related infrastructure for its various users and uses. Generally, computers and related equipment are used for four main purposes:

i.	Routine office work, marketing and business development including demos
ii.	Product development purposes including project delivery team use
iii.	Rigorous testing and creating virtual client environments and simulation labs
iv.	Support networking, infrastructure and IT security

The first two categories consist of normal to high-specification CPUs, displays, printers, laptops, servers etc., which are either for the new users or replacement of obsolete/abandoned computers.

The third category is capital demanding since servers with high computing powers and bulk storage capacities are built to host the applications, create virtual machines, testing environment, creating simulation labs, client site replicas etc.  The Company has launched the latest version of its core product, NFS Ascent in fiscal 2014.  With the development of this version, the Company required additional independent and dedicated IT infrastructure where NFS Ascent could run in parallel with the previous version. The Company began investing well before the launch of NFS Ascent to insure that the staff is fully trained on the product and that the IT infrastructure is scalable. The Company has also established new labs for testing the performance of the new product.

The fourth category and use of computers and related items is to build/enhance the existing networking to support connectivity within and outside of the Company, email servers, user servers, bandwidth management, backup servers, implementation of IT security policies and backup, etc. in line with the growing needs of the company.  Normally high specification servers, routers, switches and similar items fall under this category. The Company has also increased its delivery capacity by approximately 40% during the last two years which has also resulted in investment in this area. While during the last couple of years the Company has invested in each of the four categories narrated above, the bulk of its investment has been in the last two categories.

Normal useful life of computer and related items ranges from three to five years depending upon the economic benefit associated with it. Depreciation and accumulated depreciation recorded for computer equipment during fiscal years 2014 and 2013 is given below.

	Fiscal 2014	Fiscal 2013
Depreciation	$4,355,000	$3,010,000
Accumulated Depreciation	$12,317,000	$10,346,000

The following is a reconciliation for computer equipment’s accumulated depreciation:

Accumulated depreciation at June 30, 2013	$10,346,000
Fiscal 2014 depreciation expense	4,355,000
Fully depreciated assets removed from books	(2,947,000)
Change due to variance in exchange rate	563,000
Accumulated depreciation at June 30, 2014	$12,317,000

Note 8. Intangible Assets, page F-21

3.
We note from your response to prior comment 3 that you expense research and development costs incurred for internally developed computer software products until technological feasibility is established. Please tell us when technological feasibility was established for the NSF Ascent product and how you were able to satisfy each of the requirements in ASC 985-20-25-2. Describe in detail the nature of the NSF Ascent product costs capitalized subsequent to the establishments of technological feasibility. Provide us with an analysis that shows the amount of costs capitalized each period subsequent to the establishment of technological feasibility. Additionally, explain in greater details why you believe 10 years represents the estimate useful life over which to amortize the NFS Ascent costs. We refer you to 985-20-35.

Response:

The Company follows ASC 985-20-25-2 and does not capitalize any costs related to new product development until a technological feasibility is established after the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. The Company ensures the following:

1.
The product design and the detail program design have been completed, and the entity has established that the necessary skills, hardware, and software technology are available to the entity to produce the product.

2.	The completeness of the detail program design and its consistency with the product design has been confirmed by documenting and tracing the detail program design to product specifications.

3.	The detail program design has been reviewed for high-risk development issues, and any uncertainties related to identified high-risk development issues have been resolved through coding and testing.

The following is the Company’s product development life cycle for any new product. Ideas for new products are presented to management and if management believes the idea is worth pursuing, then they form a committee to further test that idea for financial and technological feasibility. The committee prepares a draft of functionalities and risk assessment of the product. Based on this initial draft of functionalities, the IT requirements are established. IT requirements include the requirements relevant to human resource, skills, experience, software, hardware as well as the environment. The network operations team makes sure that a working environment is available.  The committee then identifies test cases to be developed to mock the actual functionalities to verify that the product can be developed. If the mock tests are cleared, it is established that, technologically, the idea is workable. The final version of detailed program design is then prepared by the respective teams and then deliberated in detail by the committee. Once the committee is satisfied that the project is viable, it presents the project feasibility to the senior management for its final approval.

The Company has a formal procedure in place to check and ensure that nothing has been capitalized without meeting the criteria as listed above. NFS Ascent feasibility was established in August 2007 through an internal report stating that all of the requirements as narrated above had been met.

The Company capitalizes only direct cost such as compensation expenses of the employees engaged in the development, cost of consultants, and any other directly related cost incurred in developing the computer software.  NFS Ascent is a financial suite comprising of various modules independent from each other but at the same time complementing each other. A customer can acquire a specific module or the whole financial suite depending upon its business requirements. The different modules, being part of the system are Credit Application Process, Credit Management System, Wholesale Finance System, Dealer Access System and Fleet Management System.

The following schedule states yearly cost capitalized on NFS Ascent.

FY 2008	$1,490,430
FY 2009	$4,423,832
FY 2010	$5,197,836
FY 2011	$5,430,609
FY 2012	$5,095,833
FY 2013	$4,726,181
FY 2014	$3,339,127

The Company follows ASC 985-20-35 in amortizing the capitalized software costs. Paragraph 35-1 states that the annual amortization shall be the greater of the amounts computed using the following:
a.	The ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product
b.	The straight-line method over the remaining estimated economic life of the product including the period being reported on.

Paragraph 35-2 states that due to the uncertainties involved in estimating revenue, amortization shall not be less than straight line amortization over the product’s remaining economic life.

Paragraph 35-3 states that the amortization should start when the product is available for general release to the customers.

The Company believes that the requirement of 985-20-35-1(a) cannot be calculated reliably at this stage; therefore, we determined that the straight line method provides a reasonable estimate to systematically amortize the software. However, the Company will periodically monitor the requirements of 985-20-35 and will perform a net realizable value study at the end of each balance sheet date to ensure that unamortized capitalized costs do not exceed the net realizable value.

The Company determined 10 years to be the economic life of NFS Ascent.  This determination was based on the Company’s past experience with its legacy system “NFS”.  The Company has been selling NFS for approximately 13 years and the Company recently signed two new contracts for the legacy system NFS.  Since this is a commercial product which is aimed to automate the business processes; unlike other IT products like word processors, anti-virus or operating systems, it has a much longer life span. Its core logic, algorithms, schema, inputs, outputs, mathematical, statistical and financial formulas will remain unchanged for a long time. However, with the passage of time, facelifts, GUI (graphical user interfaces), input or out screens may further evolve which will not enhance its functionalities but keep it live as a marketable product. Further enhancement can also be made within the product in the future as new devices emerge. However, such improvements, enhancements and maintenance will not form part of its capitalized carrying value.

Note 16. Commitments and Contingencies

(B) Litigation, page F-36

4.
We note from your disclosure on page F-41 that a class action lawsuit was filed subsequent to your fiscal year ended June 30, 2014. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

The following is the Company’s disclosure in the September 30, 2014 10-Q filed on November 6, 2014.

On July 25, 2014, a Federal Securities class action lawsuit entitled Rand-Heart of New York, Inc. v. NetSol Technologies, Inc., Najeeb Ghauri, Naeem Ghauri, and Salim Ghauri was filed in Central District of California.  The action generally alleges the Company violated certain federal securities laws by allegedly issuing false and misleading statements regarding the Company’s product and business prospect of that product.  Specifically, the complaint alleges the next-generation product did not exist as of November 8, 2011 and there was no reasonable basis for stating that there was a growing interest or serious interest in the product; the product had been gaining momentum or that it had been well received. The plaintiff has alleged the class period to be between November 12, 2009 and November 8, 2013. The Company believes the lawsuit to be meritless and intends to vigorously defend the action including but not limited to motions to dismiss. The Company has engaged counsel and has liability insurance. Given the early stage of the litigation, however, at this time the Company is unable to form a professional judgment that an unfavorable outcome is either probable or remote, and it is not possible to assess whether or not the outcome of these proceedings will or will not have a material adverse effect on the Company. As of the date of this filing, a class had not yet been established.

We believe this disclosure complies with ASC 450-20-50.

If you have any further comments and/or questions, please contact the undersigned, or Patti L. W. McGlasson, Sr. V.P. Legal and Corporate Affairs, General Counsel and Corporate Secretary at (818) 222-9195.

Sincerely,

/s/Najeeb Ghauri____
Najeeb Ghauri
Chief Executive Officer

cc:  Roger Almond, CFO
Patti L. W. McGlasson